SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

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                              SCHEDULE 13D
                             (Rule 13d-101)
               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 2)

                               ADVANCEPCS
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                            (Name of Issuer)


             Class A Common Stock, par value $0.01 per share
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                     (Title of Class of Securities)
                               007491103
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                             (CUSIP Number)

                            Elliot S. Gerson
                          Rite Aid Corporation
                             30 Hunter Lane
                          Camp Hill, PA 17011


                              717-761-2633
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             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                             March 14, 2001
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        (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].



     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1.  Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
    Persons:

    Rite Aid Corporation  23-1614034

2.  Check the Appropriate Box if a Member of a Group* (a) [  ]
                                                      (b) [X ]

3.  SEC Use Only


4.  Source of Funds     OO


5.  Check box if disclosure of legal proceedings is required pursuant to
    Item 2(d) or 2(e)                                      [  ]

6.  Citizenship or Place of Organization:

    Delaware

Number of       7. Sole Voting Power        100
shares
beneficially    8. Shared Voting Power        0
owned by
each            9. Sole Dispositive Power   100
reporting
person with    10. Shared Dispositive Power   0

11. Aggregate amount beneficially owned by each reporting person:  100

12. Check box if the aggregate amount in row (11) excludes certain shares* [  ]

13. Percent of class represented by amount in row (11): less than one percent

14. Type of reporting person: CO




      This Amendment No. 2 to Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of AdvancePCS, a Delaware corporation (the "Issuer"). This Amendment No. 2 to
Schedule 13D amends and supplements the Schedule 13D (the "Schedule 13D") previously filed by Rite Aid Corporation, a Delaware corporation (the "Reporting Person"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.     Purpose of Transaction
Item 5.     Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer


      The foregoing Items of the Schedule 13D are hereby amended by adding the following:

      On March 13, 2001, the Issuer repurchased the Notes (including the attached Warrants) from the Reporting Person for $200.0 million in cash, plus approximately $9.83 million of accrued interest.

      On March 14, 2001, the Reporting Person sold 5,434,783 shares of Class A Common Stock to the underwriters named in the registration statement of the Issuer previously disclosed in the Schedule 13D. The Reporting Person obtained its shares of Class A Common Stock by converting all of its shares of Series A-2 Preferred Stock into 6,250,000 shares of Class B-2 Common Stock, and then converting 5,434,783 shares of Class B-2 Common Stock into shares of Class A Common Stock. The Reporting Person's net proceeds from this sale were $247,146,757. Such underwriters retained an over-allotment option to purchase an additional 815,117 shares of Class A Common Stock from the Reporting Person.

      On March 14, 2001 the underwriters exercised their over-allotment option in full. The Reporting Person converted 815,117 shares of Class B-2 Common Stock into shares of Class A Common Stock. On March 19, 2001, the Reporting Person sold 815,117 shares of Class A Common Stock to the underwriters. The Reporting Person's net proceeds from this sale were $37,067,446.

      As a result of these transactions, the Reporting Person may be deemed to beneficially own a total of 100 shares of Class A Common Stock, representing less than one percent of the shares of Class A Common Stock outstanding.


                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Rite Aid Corporation is true, complete and correct.

March 19, 2001



                                    Rite Aid Corporation


                                    By: /s/ Elliot S. Gerson
                                       -----------------------------------
                                    Name:  Elliot S. Gerson
                                    Title: Senior Executive Vice President
                                           and General Counsel




Item 7.  Material to be filed as Exhibits

Exhibit 1 Form of U.S. Purchase Agreement among the Reporting Person, the Issuer and the underwriters named therein (filed as Exhibit
            1.1 to the Issuer's Registration Statement on Form S-3/A filed with the Securities and Exchange Commission on March 6, 2001 and incorporated herein by reference)

Exhibit 2   Form of International Purchase Agreement between the
            Reporting Person and the Issuer (filed as Exhibit 1.2 to the Issuer's Registration Statement on Form S-3/A filed with the Securities and Exchange Commission on March 6, 2001 and incorporated herein by reference)